FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of October, 2014

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒     Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐    No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             ]

NATIONAL BANK OF GREECE S.A.

EXTRAORDINARY GENERAL MEETING

7 November 2014

Draft resolutions / Board Remarks on the Items on the Agenda of the Meeting

1.                       To resolve upon the inclusion of the Bank in a special framework of legal provisions regarding the conversion of deferred tax assets arising from temporary differences into final and settled claims against the Hellenic Republic, the formation of a special reserve, the free issue of warrants (rights of conversion of the special reserve into capital, through the issue of shares in favour of the Hellenic Republic), and settlement of all relevant issues required to this effect.

	Minimum Required Quorum	Minimum Required Majority
Extraordinary General Meeting	2/3 of total common voting shares issued by the Bank (including those issued in favour of the HFSF (Art. 7a.3 of Law 3864/2010)).	2/3 of the total of the voting rights (present or represented by proxy) + 1 (present or represented by proxy).

1st Repeat EGMS	1/2 of total common voting shares issued by the Bank (calculated as above).

2nd Repeat EGMS	1/5 of total common voting shares issued by the Bank (calculated as above).

National Bank of Greece S.A.

2.              To resolve upon the provision of authorization to the Board of Directors to take the necessary actions in implementation of item 1 hereinabove, including, but not limited to, the offering of shares issued as a result of the capitalization of the aforesaid special reserve to the holders of warrants.

	Minimum Required Quorum	Minimum Required Majority
Extraordinary General Meeting	2/3 of total common voting shares issued by the Bank (including those issued in favour of the HFSF (Art. 7a.3 of Law 3864/2010)).	2/3 of the total of the voting rights (present or represented by proxy) + 1 (present or represented by proxy).

1st Repeat EGMS	1/2 of total common voting shares issued by the Bank (calculated as above).

2nd Repeat EGMS	1/5 of total common voting shares issued by the Bank (calculated as above).

3.              Various announcements and approvals

Brief Description of Agenda Items 1 and 2

Comments of the Board of Directors

A. Current Regulatory Framework on Common Equity Tier 1 — Regulation (EU) No 575/2013

Regulation (EU) No 575/2013 of the European Parliament and of the Council, of 26 June 2013 (the “Regulation”), establishes in Article 36.1 point (c) a general rule stating that credit institutions shall deduct from Common Equity Tier 1 (CET1) deferred tax assets that rely on future profitability, i.e. deferred tax assets which may only be realized in the event the institution generates taxable profits in the future.

Notwithstanding, Article 39.2 of the same Regulation allows the non-deduction from own funds of certain deferred tax assets that do not rely on future profitability, stipulating, however, that these “shall be limited to deferred tax assets arising from temporary differences, where all the following conditions are met:

(a)         they are automatically and mandatorily replaced without delay with a tax credit in the event that the institution reports a loss when the annual financial statements of the institution are formally approved, or in the event of liquidation or insolvency of the institution;

(b)         an institution shall be able under the applicable national tax law to offset a tax credit referred to in point (a) against any tax liability of the institution or any other undertaking included in the same consolidation as the institution for tax purposes under that law or any other undertaking subject to the supervision on a consolidated basis in accordance with Chapter 2 of Title II of Part One;

(c)          where the amount of tax credits referred to in point (b) exceeds the tax liabilities referred to in that point, any such excess is replaced without delay with a direct claim on the central government of the Member State in which the institution is incorporated.”

B. Mitigating Legislative Initiatives Implemented in other EU countries

Considering the above (under A) requirements and to safeguard negative effects on the solvency of credit institutions, some EU Member States (namely Italy, Spain and Portugal) have already adjusted their respective national laws establishing mechanisms that enable the credit institutions to maintain the recognition of certain deferred tax assets on their regulatory capital and therefore mitigate the negative effects of the implementation of CRR (Capital Requirements Regulation) and CRD IV (Capital Requirements Directive IV).

The mechanism envisaged in these countries effectively allows the conversion of deferred tax assets (DTAs) into deferred tax credits (DTCs), in specific situations, such as the occurrence of accounting losses (conversion by the proportion of losses vs. total equity), liquidation or insolvency of the financial institution (conversion of total eligible assets).

C. Greek legislation on DTAs — Approved amendment on the reformulation of Article 27A of the Income Tax Code

Following enactment of the original Article 27A of Greek Law 4172/2013, which allowed for the conversion of deferred tax assets to deferred tax credits under certain conditions, the Ministry of Finance deemed it expedient to enhance further the relevant substantiation of fulfilment of the requirements set by the new regulatory framework (Basel III and CRR), by introducing certain amendments to the aforesaid Article 27A, replacing it with Article 5 of Law 4303/2014 (promulgated in Government Gazette A 231/17.10.2014), as now in effect.

In this regard, under certain conditions (e.g. for the conversion of DTAs to DTCs the precondition is that there are accounting losses for the respective year, commencing as of tax year 2015), DTAs related to:

(a)         unamortized losses (according to the tax legislation) resulting from the participation in PSI+ and

(b)         provisions for impairment of loans (excluding those concerning Group Companies or related parties) existing on 31 December 2014 and included in the Financial Statements of the respective year may be converted into deferred tax credits (DTCs), according to the following formula:

DTC = Eligible DTA X	Net loss of year
Equity (excl. net loss of year)

As a result of the said mechanism, the DTAs can be converted into DTCs from fiscal year 2016 onwards, and accrue to tax year 2015 onwards, allowing the Bank to set off these DTCs against its corporate income tax liability (including income tax liabilities of its Greek subsidiaries, once provisions on taxation of profits at group level have been introduced into Greek legislation) of the respective year.

In the event that the corresponding income tax liability for the year where the annual loss arose is not sufficient to offset the DTC in full, the remaining non-offsetable DTCs held by the Bank give rise to a direct refund claim from the Greek State. In such a case, the Bank shall issue, without a consideration, conversion rights in favour of the Greek State.

These conversion rights attributable to the Greek State correspond to common NBG shares of total market value representing 110% of the non-offsetable DTCs. For the purpose of the conversion, the Bank’s market share price is the weighted average stock exchange price over the last 30 working days prior to the date when the above tax credit becomes a receivable.

To implement the above, the Bank should form a special reserve (corresponding to 110% of non-offsetable DTCs), set aside exclusively for the share capital increase and the issuance of securities representing the right to acquire common shares in favour of the Hellenic Republic. Conversion rights shall be exercised without a consideration; such exercise shall not constitute a public offer.

These rights are convertible into common shares and may be issued above par. These rights are also freely transferable by their holders. Within a reasonable time after the issue date, the existing shareholders have a call option, in line with their percentage participation in the Bank’s share capital at the time of issue of the conversion rights.

The conversion mechanism (of DTAs to DTCs) is also triggered in the event of a Bank’s bankruptcy, restructuring, liquidation or special liquidation, as provided for in Greek legislation, or European legislation as transposed into Greek legislation. Any amount of deferred tax credits not offset with the Bank’s corresponding annual corporate income tax liability gives rise to a direct refund claim against the Greek State.

The new legislative provision also provides for the issuance of a Cabinet Act to address issues related to implementation of the mechanism, such as the monitoring and certification of the yearly non-offsetable deferred tax credit, its collection method, which would be either in cash or cash equivalents as defined in IAS 7, the basic terms governing the conversion rights, the transfer details, the transfer value, the time and the procedure for the exercise of the call options by the shareholders, and the time at which they become tradable on a regulated market etc.

Last, according to the new legal framework, in order for the Bank to opt in to the said Conversion Mechanism regime, the relevant decisions of the General Meeting are required. These decisions should address the accession to the said regime, the formation of the special reserve, the (free) issuance of conversion rights, and capitalization of the said special reserve. Special authorization should be granted to the Board of Directors to take the steps required to implement the decision reached by the General Meeting. The said decisions are duly communicated to the regulatory and tax authorities. A similar decision-making process is required for the Bank to opt out of the Conversion Mechanism regime. In addition, for the opt-out, pre-approval by the relevant regulatory authority is required.

The aforesaid decisions of the General Meeting must to be reached by the enhanced quorum and the majority required under Company Law 2190/1920 for share capital increases (2/3 of share capital and 2/3 of voting rights present, respectively).

The above decisions are subject to the approvals each time required by law.

EXPLANATORY MEMORANDUM OF THE RECENT APPROVED AMENDMENT

With regard to the foregoing, the explanatory memorandum of the new Article 27A of Law 4172/2013, as replaced by the recently enacted Article 5 of Law 4303/2014 (Government Gazette A 231/17.10.2014), states the following:

“The proposed reformulation of Article 27A of the Income Tax Code was deemed expedient so as to ensure full substantiation of fulfilment of the requirements of the regulatory framework (under Basel III and CRR), and for the purposes of full alignment with the special Greek regulatory framework regarding the conversion of deferred tax assets to deferred tax credits, as has already been done in other countries of southern Europe — Portugal being the most recent example — to enable credit institutions to address the problem of regulatory capital shortfalls. The said Article concerns income tax corresponding to temporary differences attributable to the debit difference arising from participation in the PSI, and cumulative provisions and other losses in general due to credit risk, being losses arising from the write-down of asset impairments (without provisions having been made beforehand) regarding assets existing through to 31 December 2014.

Paragraph 1 allows the legal entity to opt-in to the special regime provided for by Article 27A as well as opt-out, by virtue of relevant decisions of the General Meeting of shareholders. Inclusion in the special framework of this Article ends by virtue of a decision of the legal entity’s General Meeting of Shareholders, following a relevant motion put forward by the Board, which shall be taken by the end of the year prior to that which the decision concerns, i.e. that in which the tax asset under paragraph 2 is generated.

The legal entity notifies the Tax and Regulatory Authorities of its decision to opt in to the regime, while to opt out prior approval by the Regulatory Authority is required because of the impact this decision may have on the legal entity’s regulatory capital.

In addition, by virtue of paragraphs 2, 3, 4, 5 and 6 it is established that the legal entity is obliged to carry out a free issue of titles representing rights of ownership of common shares (“conversion rights”), in line with the provisions of Company Law 2190/1920, which are held by the Hellenic Republic and correspond to common shares of total market value equal to one hundred and ten percent (110%) of the amount of the tax asset collectable. To this effect, this legal entity forms an equivalent reserve intended for capitalisation. Both the acquisition of titles by the Hellenic Republic and their conversion is carried out without payment of a consideration. Within a reasonable time, the shareholders of the legal entity (except shareholders subject to special provisions, such as law 3864/2010, which impose restrictions) are entitled to exercise call options on the conversion rights.

Accordingly, existing shareholders are able to maintain their percentage participation in the legal entity, paying the relevant cost to the Hellenic Republic. If this right is not exercised, the Hellenic Republic may transfer the rights as well as the acquired shares arising from their conversion at any time and to anyone against a consideration. The acquisition and exercise of conversion rights, and the exercise and transfer of call options do not constitute a public offer. It is noted that such rights shall be negotiable in regulated markets.

As regards the reference to offsetting at the level of companies of the same corporate group (“associated companies” as defined by the present law) for the tax year that the approved financial statements concern, this provision shall apply to the part to which group taxation is possible.

In line with the mechanism described hereinabove, the immediate fulfilment of the claim of the legal entity against the Hellenic Republic shall generate a counter-claim of the Hellenic Republic against the legal entity. Such counter-claim is in excess of its liability as it is equal to 110% of the amount of the claim payable, and it shall be fulfilled through the free provision to the Hellenic Republic, initially, of such legal entity’s conversion rights. This is considered to offset sufficiently any likelihood of financial or fiscal loss to the state, which, it should be noted, may transfer the conversion rights either to existing shareholders, provided that they exercise their call option, or to any third party in exchange for cash.

D. The importance of the opt-in for the Bank.

The Bank’s inclusion in the said legislative framework is expected to have a positive impact on the Group’s regulatory capital (CET1), as per Basel III fully loaded rules, since it enables the regulatory capital to recognise the total DTAs that may be converted into DTCs.

E. In view of the foregoing, it is proposed that the General Meeting decides on Issues 1 and 2 of the Agenda, in accordance with the provisions set out in the new article  27A of Law 4172/2013 (as replaced by Article 5 of Law 4303/2014 (Government Gazette A 231/17.10.2014)).

ANNEX 1

HOW SHAREHOLDERS CAN EXERCISE THEIR SHAREHOLDER RIGHTS

In accordance with Articles 26.2b and 28a of the Companies Act 2190/1920, as amended and supplemented by, respectively, Articles 3 and 5 of Law 3884/2010, the Bank informs shareholders of the following:

ENTITLEMENT TO PARTICIPATE IN THE GENERAL MEETING

Any person listed as a shareholder (i.e. holder of common registered shares of the Bank) in the registry of the Dematerialized Securities System [formerly the Central Securities Depository] managed by Hellenic Exchanges S.A. (“HELEX”), in which the shares of the Bank are recorded, is entitled to participate in the Extraordinary General Meeting, according to the specific provisions outlined hereinbelow. Each common share is entitled to one vote. Under Article 1 of Law 3723/2008, the Bank’s preference shares of Law 3723/2008 entitle the representative of their holder (the Hellenic Republic) to attend the Meeting. Proof of shareholder status should be provided by presenting to the Bank relevant certification from HELEX at the latest by the third day prior to the Meeting. Shareholders who are legal entities must also, by the same deadline, file, pursuant to the law, their legalization documents, unless these documents have already been filed with our Bank, in which case it is sufficient to state where they have been filed in the relevant proxy form. Alternatively, proof of shareholder status can be provided through direct electronic link-up of the Bank with the records of the Dematerialized Securities System.

Shareholder status must exist on 2/11/2014 (Record Date), i.e. at the start of the 5th day prior to the date of the General Meeting of 7/11/2014, and the relevant written certification or the electronic verification of shareholder status must have been received by the Bank by 4/11/2014 at the latest, i.e. on the 3rd day prior to the date of the Extraordinary General Meeting. Only those who have shareholder status on the said Record Date are considered to be entitled to participate and vote in the Extraordinary General Meeting. Shareholders who do not comply with the provisions of Article 28a of the Companies Act may participate in the Extraordinary General Meeting only after the Meeting has authorized them to do so. To exercise the said rights, it is not necessary to block the shares or follow any other similar process that may restrict the ability to sell and transfer shares in the period between the Record Date and the General Meeting.

PROCEDURE FOR VOTING BY PROXY

A Shareholder may participate in the Extraordinary General Meeting and vote either in person or by proxy. Each shareholder may appoint up to 3 proxy holders. Legal entities may participate in the Extraordinary General Meeting by appointing up to 3 natural persons as proxy holders. However, if the shareholder owns shares in the Bank that are held in more than one Investor Securities Account, such limitation shall not prevent the shareholder from appointing, in respect of the Extraordinary General Meeting, separate proxy holders for the shares appearing in each Account. A proxy holder holding proxies from several shareholders may cast votes differently for each shareholder. Before the Extraordinary General Meeting commences, the proxy holder must disclose to the Bank any particular facts that may be of relevance for shareholders in assessing the risk that the proxy holder may pursue interests other than those of the shareholder. Within the meaning intended in this paragraph, a conflict of interest may arise in particular when the proxy holder is: a) a controlling Shareholder of the Bank or a legal person or entity controlled by such Shareholder, b) a member of the Board of Directors or generally the Management of the Bank, or a Shareholder controlling the Bank, or a legal person or entity controlled by a Shareholder exercising control over the Bank, c) an employee or certified auditor of the Bank or of a Shareholder exercising control over the Bank or of a legal person or entity controlled by a Shareholder exercising control over the Bank, d) a spouse or a first degree relative of one of the individuals referred to in subparagraphs a to c.

The appointment and revocation of appointment of a proxy holder shall be made in writing and shall be notified to the Bank in writing at least 3 days prior to the date of the Extraordinary General Meeting. The Bank shall make available the form to be used for appointing a proxy holder on its website (www.nbg.gr). The said form, filled in and signed by the shareholder, must be filed with the Bank’s Shareholder Sub-Division (ground floor, 93 Eolou Street, Athens) or the Head Branch or any branch of the Bank’s network, or sent by fax to +30 2103343404, 2103343406, 2103343410 and 2103343443 at least 3 days prior to the date of the General Meeting. Shareholders should confirm that the appointment-of-proxy form has been successfully received by the Bank by calling +30 2103343415, 2103343421, 2103343422 and 2103343411.

ANNEX 2

NATIONAL BANK OF GREECE S.A.

No of Votes:

BALLOT PAPER FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

7 NOVEMBER 2014

(and of any adjourned or postponed meetings thereof)

		ONLY NO	ABSTAIN
ITEM 1:

To resolve upon the inclusion of the Bank in a special framework of legal provisions regarding the conversion of deferred tax assets arising from temporary differences into final and settled claims-deferred credits against the Hellenic Republic, the formation of a special reserve, the free issue of warrants (rights of conversion of the special reserve into capital, through the issue of shares in favour of the Hellenic Republic), and settlement of all relevant issues required to this effect.

ITEM 2:

To resolve upon the provision of authorization to the Board of Directors to take the necessary actions in implementation of item 1 hereinabove, including, but not limited to, the offering of shares issued as a result of the capitalization of the aforesaid special reserve to the holders of warrants.

ITEM 3:	Various announcements and approvals

NOTE:   IF YOU APPROVE THE AGENDA ITEMS, SIMPLY HAND IN THIS BALLOT PAPER UNMARKED

ANNEX 3

NATIONAL BANK OF GREECE S.A.

Number of shares and voting rights

In line with the provisions of Article 27.3(b) of the Companies Act 2190/1920, as amended, National Bank of Greece hereby discloses the total number of shares and voting rights existing as at 16/10/2014, the date of the invitation to shareholders to attend the Bank’s forthcoming Extraordinary General Meeting:

•   3,533,149,631 common registered shares with the right to vote at the Extraordinary General Meeting;

•   12,639,831 redeemable non-voting non-cumulative preference shares, as specified in Article 4.2.xlvii of the Bank’s Articles of Association, without the right to vote at the Extraordinary General Meeting;

•   270,000,000 redeemable preference shares under Law 3723/2008 held by the Hellenic Republic, as stated in Article 4.2.xlix and 4.2.liv of the Bank’s Articles of Association, with the rights provided under Law 3723/2008 to the representative of the Hellenic Republic.

ANNEX 4

DECLARATION — AUTHORIZATION FOR PARTICIPATION IN THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF NATIONAL BANK OF GREECE TO BE HELD ON 7/11/2014, AND ANY REPEAT MEETING THEREOF

To National Bank of Greece S.A.

Shareholder Sub-Division

93 Eolou St., Athens, 10232

SHAREHOLDER’S PARTICULARS

NATURAL PERSON

Surname :

First name :

Father’s name :

Evidence of ID :	ID Card ☐	PASSPORT. ☐

Agreement No ID card/Passport No.:

Telephone No.:

INVESTOR’S ACCOUNT:

LEGAL ENTITY

Name :

Representative :

Authorized Contact:

Registered Office :

Telephone No.:

INVESTOR’S ACCOUNT:

Share	Number of shares
GRS003003019
NATIONAL BANK OF GREECE S.A.

AUTHORIZATION

I, the undersigned Shareholder, solemnly declare that I am a shareholder of the Bank on the Record Date (as stated in the Invitation to the General Meeting) and intend to participate in the above General Meeting. Furthermore, I hereby appoint Mr/Mrs/Ms:

to be my proxy, granting authority (jointly or to each one separately) to represent me in the Extraordinary General Meeting of Shareholders to be held on 7/11/2014 and repeat meeting thereof, if any, declaring in advance that I approve of any action taken by him/her in respect thereof. I further authorize my proxy to appoint another proxy to act for him/her in the event of impediment.

It is hereby certified* that the shareholder’s signature appears genuine	Date

The Shareholder

(*by the Greek consulate authorities or any NBG branch)	(Shareholder’s signature)

Note for Natural Persons:

If no proxy is declared, it shall be understood that you will participate in person at the General Meeting.

You are requested to fill in, sign and send this form to the Bank’s Shareholders Service (93 Eolou St., Athens, ground floor) or to the Head Office or any branch of the Bank, or by fax to: 2103343404, 2103343406, 2103343410 and 2103343443 at the latest by Tuesday 4/11/2014, and, in the case of a 1st Repeat GM held on 20/11/2014, at the latest by Monday 17/11/2014, or in the case of a 2nd Repeat GM held on 4/12/2014, at the latest by Monday 1/12/2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Nikolaos Voutychtis

(Registrant)

Date: October 24th, 2014

Assistant General Manager Group Finance

/s/ George Angelides

(Registrant)

Date: October 24th, 2014

Director, Financial Division